UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-47034 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUSQUEHANNA SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

| BALA CYNWYD | PA | 19004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| ROBERT SACK | 610-617-2812 | ROB.SACK@SIG.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUSQUEHANNA SECURITIES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: TREASURER

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

M L M 2/22/24

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SUSQUEHANNA SECURITIES, LLC

### (a limited liability company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2023



pwc

## Report of Independent Registered Public Accounting Firm

To the Member of Susquehanna Securities, LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Susquehanna Securities, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2024

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

# SUSQUEHANNA SECURITIES, LLC

**Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

### Assets

| | | |
|---|---|---:|
| Receivable from clearing brokers | $ | 31,609 |
| Securities owned - at fair value | | 62,349,086 |
| Bond interest receivable | | 23,741 |
| Securities borrowed | | 1,312,673 |
| Accrued trading receivables | | 68,109 |
| Receivable from affiliate | | 372 |
| Exchange memberships - at cost (fair value $318) | | 1,113 |
| Exchange shares - at cost (fair value $2,110) | | 527 |
| Fixed assets (net of accumulated depreciation of $1,062) | | 5 |
| Other assets | | 38,278 |
| **Total assets** | $ | **63,825,513** |

### Liabilities and member's equity

| | | |
|---|---|---:|
| Payable to clearing brokers | $ | 1,893,215 |
| Securities sold, not yet purchased - at fair value | | 53,748,098 |
| Bond interest payable | | 25,392 |
| Securities loaned | | 201,327 |
| Payable to affiliates | | 80,192 |
| Accrued trading payables | | 68,619 |
| Accrued compensation | | 223,856 |
| Guaranteed payments to member | | 19,711 |
| Accrued expenses and other liabilities | | 9,556 |
| **Total liabilities** | | **56,269,966** |
| Member's equity | | 7,555,547 |
| **Total liabilities and member's equity** | $ | **63,825,513** |

**SUSQUEHANNA SECURITIES, LLC**

Notes to Statement of Financial Condition
**December 31, 2023**
(dollars in thousands)

## NOTE A – ORGANIZATION

Susquehanna Securities, LLC (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading for its own account as a dealer and market-maker on the principal United States securities exchanges. The Entity is 100% owned by SSUS Holdings, LLC.

## NOTE B – SIGNIFICANT ACCOUNTING POLICIES

### Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and expense are recorded on the ex-dividend date.

### Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

### Depreciation

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

### Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

### Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity monitors the capital adequacy of such organizations.

For bond interest receivable, no allowance for credit losses is recognized on accrued interest receivable that is presented separately from the related financial assets. It is the Entity's policy to write off accrued interest receivable against interest income when the related financial asset is placed on non-accrual status.

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

## NOTE B – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For securities borrowed, the Entity applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Entity will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower fails to replenish the collateral as agreed upon in the Master Securities Loan Agreement, the Entity would close out the contract in a time frame that is consistent with the Entity's credit risk procedures. If, after a reasonable amount of time, the Entity does not close out the contract and the collateral remains deficient, the Entity will recognize an allowance for credit losses based on the Entity's CECL methodology.

### Use of Estimates

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

## NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2023.

## SUSQUEHANNA SECURITIES, LLC

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

### NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Assets measured at fair value:

| Description | Totals | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Equities/Options/Warrants/Rights: | | | |
| Market Maker/Specialist | $ 55,213,531 | $ 31,453,407 | $ 23,760,124 |
| Arbitrage | 4,298,158 | 3,734,037 | 564,121 |
| Debt Securities: | | | |
| Corporate | 2,040,922 | — | 2,040,922 |
| Government (Agency, Treasury) | 266,170 | — | 266,170 |
| Position Netting*** | (4,864,660) | (4,754,334) | (110,326) |
| Futures (Commodity, Currency, Financial): | | | |
| Futures | 253,503 | 252,223 | 1,280 |
| Options on Futures | 530,305 | 437,727 | 92,578 |
| Exchange shares* | 2,110 | 2,110 | — |
| Exchange memberships** | 318 | — | 318 |

*Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales prices as of the valuation date.

**Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer as of the valuation date if the last reported sales price falls outside of this spread.

***The "Position Netting" amount set forth in each table above adjusts solely for those long and short positions for the same security symbol held by the Entity in different accounts where such long and short positions are held across the "Arbitrage" and "Market Maker/Specialist" sub-categories of the "Equities/Options/Warrants/Rights" category.

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

**NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)**

Liabilities measured at fair value:

| Description | Totals | Quoted Prices in Active Markets for Identical Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Equities/Options/Warrants: | | | |
| Market Maker/Specialist | $ 47,757,554 | $ 20,453,114 | $ 27,304,440 |
| Arbitrage | 3,117,112 | 2,608,074 | 509,038 |
| | | | |
| Debt Securities: | | | |
| Corporate | 1,951,195 | — | 1,951,195 |
| Government (Agency, Treasury) | 505,139 | — | 505,139 |
| Position Netting*** | (4,864,660) | (4,754,334) | (110,326) |
| | | | |
| Futures (Commodity, Currency, Financial): | | | |
| Futures | 260,767 | 255,986 | 4,781 |
| Options on Futures | 417,098 | 343,898 | 73,200 |

The amounts presented in each of the above tables included a net amount for those instances where the Entity holds long and short positions for the same security symbol in different accounts.

***The "Position Netting" amount set forth in each table above adjusts solely for those long and short positions for the same security symbol held by the Entity in different accounts where such long and short positions are held across the "Arbitrage" and "Market Maker/Specialist" sub-categories of the "Equities/Options/Warrants/Rights" category.

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Futures contracts that are traded on a national commodities exchange are valued at the last reported settlement price on the last business day of the year, and options on futures that are traded on a national commodities exchange are valued at the last trade price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

**SUSQUEHANNA SECURITIES, LLC**

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

## NOTE D – OFFSETTING ASSETS AND LIABILITIES

In connection with its derivative activities, the Entity generally enters into netting agreements and collateral agreements with its counterparties. These agreements provide the Entity with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral against any net amount owed by the counterparty. The enforceability of the netting agreements is taken into account in the Entity's risk management practices and application of counterparty credit limits. The following tables present information about the offsetting of derivative instruments.

| Description | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition |
|---|---|---|---|
| Futures (Commodity, Currency, Financial) | $ 253,503 | $ (253,503) | $ — |

| Description | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition |
|---|---|---|---|
| Futures (Commodity, Currency, Financial) | $ 260,767 | $ (253,503) | $ 7,264 |

## NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Equity securities | $ 22,087,040 | $ 11,796,764 |
| Debt securities | 2,307,092 | 2,456,334 |
| Warrants | 13,410 | 5 |
| Rights | 1,518 | — |
| Options and options on futures | 37,940,026 | 39,494,995 |
| | $ 62,349,086 | $ 53,748,098 |

**SUSQUEHANNA SECURITIES, LLC**

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

## NOTE F – SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally equal to the fair value of the applicable securities borrowed or loaned. The Entity monitors the fair value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate.The fair values of securities borrowed and securities loaned were $1,300,062 and $195,692, respectively, as of December 31, 2023.

Credit risk represents the potential loss that would occur if counterparties related to security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions. the Entity is subject to credit risk to the extent a counterparty  with whom it conducts business is unable to fulfill contractual obligations.

## NOTE G – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by BofA Securities, Inc., Merrill Lynch International London, Merrill Lynch Pierce Fenner & Smith Incorporated, and Barclays Capital Inc.

At December 31, 2023, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and  payable to clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers.  The securities at these clearing brokers serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

## NOTE H – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Government Products, LLLP ("SGP"),  Susquehanna Technology Management, Inc. ("STMI"), Susquehanna Israel Technologies Ltd ("SITLTD"), Global Execution Brokers, L.P. ("GEB"), and Susquehanna Financial Group, LLLP ("SFG").

SIG acts as a common payment agent for the Entity for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. SIG also provides assistance, maintenance, advice, and other similar services to the Entity in respect of certain intellectual property. The Entity pays for these  intellectual property related services pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $37,494 related to these foregoing costs and services.

SIG also provides infrastructure support services to the Entity. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion.  Included in payable to affiliates is $447 related to these services.

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

## NOTE H – RELATED PARTY TRANSACTIONS (CONTINUED)

SGP provides investment management services to the Entity. Under this agreement, the Entity pays a monthly fee for these services. Included in payable to affiliates is $1 related to these services.

STMI and SITLTD provide administrative and technology services to the Entity. The Entity pays a monthly management fee for these services based on allocations determined at STMI's and SITLTD's discretion, as applicable. Included in payable to affiliates are $9,480 and $79, respectively, related to these services.

The Entity has a payment for order flow arrangement with GEB pursuant to which the Entity makes payments for option contracts preferenced to the Entity on various exchanges by GEB. Included in payable to affiliates is $28,353 related to this arrangement. This arrangement is reviewed annually and adjusted as deemed necessary by management.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee or receives a rebate, based on liquidity provided, based on monthly trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, pays a monthly fixed fee. Included in payable to affiliates is a net payable of $4,216 related to these fees.

The Entity has a Master Securities Loan Agreement with SFG pursuant to which the Entity borrows and loans securities against transfers of collateral. Included in securities loaned and securities borrowed are collateral balances related to this agreement. Loan fees are accrued on gross collateral receivables and payables. Included in accrued trading receivables and accrued trading payables are $5,131 and $3,437, respectively, related to these fees.

Guaranteed payments in 2023 are determined based on a certain class of the member's contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

## NOTE I – EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2023 except for memberships on one exchange where the Entity realized a permanent impairment.

**SUSQUEHANNA SECURITIES, LLC**

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

**NOTE J – FINANCIAL INSTRUMENTS AND RISK**

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities and options on futures contracts.

**SUSQUEHANNA SECURITIES, LLC**

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

## NOTE J – FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although the majority of futures contracts traded by the Entity are settled only in cash based on the value of the underlying asset or composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Entity's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Futures prices may be highly volatile. Price movements for the futures contracts which the Entity may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

## NOTE K – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants, rights, futures and options on futures.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2023:

## SUSQUEHANNA SECURITIES, LLC

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

### NOTE K – DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

| | Annual Volume (Contracts)** | Fair Value | | Statement of Financial Condition Location |
|---|---|---|---|---|
| | | Assets | Liabilities | |
| Options | 2,656,062 | $ 37,409,721 | $39,077,897 | Securities owned; Securities sold, not yet purchased |
| Warrants | 1,237 | 13,410 | 5 | Securities owned; Securities sold, not yet purchased |
| Rights | 1,276 | 1,518 | — | Securities owned |
| Futures (Commodity, Currency, Financial): | | | | |
| Futures | 12,326 | 253,503 | 260,767 | Receivable from clearing brokers; Payable to clearing brokers |
| Options on Futures | 8,868 | 530,305 | 417,098 | Securities owned; Securities sold, not yet purchased |

**Annual volume of contracts/positions shown is in thousands.

### NOTE L – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a single-member LLC and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state income taxes; however, it is subject to local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is presently associated with an open federal tax examination for tax year 2020 and in Philadelphia for tax years 2016 – 2018.

At December 31, 2023, management has determined that there are no material uncertain income tax positions.

### NOTE M – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $1,000. At December 31, 2023, the Entity had net capital of $1,681,345, which exceeded its requirement of $1,000 by $1,680,345.

**SUSQUEHANNA SECURITIES, LLC**

**Notes to Statement of Financial Condition**
**December 31, 2023**
(dollars in thousands)

**NOTE N – SUBSEQUENT EVENTS**

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on this statement of financial condition. Such evaluation was performed through February 28, 2024, the date that this statement of financial condition was issued.